UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SimpleTech, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

828820 10 0 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

1.	Names of Reporting Persons/I.R.S. Identification No. of above persons (entities only) Manouch Moshayedi

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 41,000 6. Shared Voting Power 8,957,961(1) 7. Sole Dispositive Power 41,000 8. Shared Dispositive Power 8,957,961(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,998,961(1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable.

11.	Percent of Class Represented by Amount in Row (9) 18.8%*

12.	Type of Reporting Person (See Instructions) IN

Page 2 of 8 pages

1.	Names of Reporting Persons/I.R.S. Identification No. of above persons (entities only) Sophie Moshayedi

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 7,687,465(2) 7. Sole Dispositive Power 0 8. Shared Dispositive Power 7,687,465(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,687,465(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒ See note 2 below.

11.	Percent of Class Represented by Amount in Row (9) 16.1%*

12.	Type of Reporting Person (See Instructions) IN

Page 3 of 8 pages

1.	Names of Reporting Persons/I.R.S. Identification No. of above persons (entities only) M. and S. Moshayedi Revocable Trust, dated 11/16/95

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 7,687,465 6. Shared Voting Power 0 7. Sole Dispositive Power 7,687,465 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,687,465

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 16.1%*

12.	Type of Reporting Person (See Instructions) OO

Page 4 of 8 pages

Item 1.	(a)	Name of Issuer: SimpleTech, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 3001 Daimler Street Santa Ana, California 92705-5812

Item 2.	(a)	Name of Person Filing: Manouch Moshayedi Sophie Moshayedi M. and S. Moshayedi Revocable Trust, dated 11/16/95

	(b)	Address of Principal Business Offices or, if none, Residence: 3001 Daimler Street Santa Ana, California 92705-5812

	(c)	Citizenship: Manouch Moshayedi – United States Sophie Moshayedi – United States M. and S. Moshayedi Revocable Trust, dated 11/16/95 – California

	(d)	Title of Class of Securities: Common Stock, $0.001 par value per share

	(e)	CUSIP Number: 828820 10 0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a: Not Applicable.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: Manouch Moshayedi (1) – 8,998,961 Sophie Moshayedi (2) – 7,687,465 M. and S. Moshayedi Revocable Trust, dated 11/16/95 – 7,687,465

	(b)	Percent of Class: % Manouch Moshayedi (1) – 18.8%* Sophie Moshayedi (2) – 16.1%* M. and S. Moshayedi Revocable Trust, dated 11/16/95 – 16.1%*

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: Manouch Moshayedi – 41,000 Sophie Moshayedi – 0 M. and S. Moshayedi Revocable Trust, dated 11/16/95 – 7,687,465

	(d)	(ii) shared power to vote or to direct the vote: Manouch Moshayedi (1) – 8,957,961

Page 5 of 8 pages

Sophie Moshayedi (2) – 7,687,465 M. and S. Moshayedi Revocable Trust, dated 11/16/95 – 0

(iii) Sole power to dispose or to direct the disposition of: Manouch Moshayedi – 41,000 Sophie Moshayedi – 0 M. and S. Moshayedi Revocable Trust, dated 11/16/95 – 7,687,465

(iv) Shared power to dispose or to direct the disposition of: Manouch Moshayedi (1) – 8,957,961 Sophie Moshayedi (2) – 7,687,465 M. and S. Moshayedi Revocable Trust, dated 11/16/95 – 0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8.

Identification and Classification of Members of the Group.

Mike Moshayedi, Parto Moshayedi, the M. and P. Moshayedi Revocable Trust, dated 12/30/96, Mark Moshayedi, Semira Moshayedi, the M. and S. Moshayedi Revocable Trust, dated 9/25/98, and each of the Reporting Persons (collectively, the “Shareholders”) have a non-binding understanding that at any shareholders meeting of SimpleTech, Inc. (the “Issuer”) where action is to be taken with respect to the election of directors, each Shareholder agrees to cause the shares of the Issuer’s common stock such Shareholder beneficially owns or controls to be voted in favor of the election of Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi as directors of the Issuer. Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi are family members and each currently serves as executive officers and directors of the Issuer. Based on the non-binding understanding described above, the Reporting Persons may be deemed to be members of a “group” within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Act”). As the Shareholders collectively own or control approximately 57.5%* of the Issuer’s outstanding common stock as of December 31, 2003, the Issuer is considered a “controlled company” within the meaning of NASDAQ Rule 4350(c)(5). None of the Reporting Persons have the power to vote, to direct the voting of, to dispose, or to direct the disposition of the shares of common stock beneficially owned or controlled by the other Shareholders and each of the Reporting Persons hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Act of the shares of common stock beneficially held or controlled by the other Shareholders.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification. Not Applicable.

*	Calculated based on 47,776,257 shares of the Issuer’s common stock outstanding as of December 31, 2003.

(1) Included in the number of shares Manouch Moshayedi beneficially owns are: (i) 1,270,496 shares held by Manouch Moshayedi, as a co-trustee for the D. and N. Moshayedi Investment Trust, dated 9/25/98 for the benefit of Mark Moshayedi’s children and (ii) 7,687,465 shares held by Manouch Moshayedi and Sophie Moshayedi, as trustees for the M. and S. Moshayedi Revocable Trust, dated 11/16/95 for the benefit of Manouch Moshayedi’s family. Manouch Moshayedi has shared voting and dispositive power with respect to the shares held by the D. and N. Moshayedi Investment Trust and the M. and S. Moshayedi Revocable Trust. Manouch Moshayedi expressly

Page 6 of 8 pages

disclaims beneficial ownership of shares held by the D. and N. Moshayedi Investment Trust and the filing of this Schedule 13G/A shall not be construed as an admission that Manouch Moshayedi is, for purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, as amended, the beneficial owner of such shares.

(2) Included in the number of shares Sophie Moshayedi beneficially owns are 7,687,465 shares held by Manouch Moshayedi & Sophie Moshayedi, as trustees for the M. and S. Moshayedi Revocable Trust, dated 11/16/95. Does not include (i) 41,000 shares held by Sophie Moshayedi’s spouse and (ii) 1,270,496 shares held by the D. and N. Moshayedi Investment Trust, dated 9/25/98 for which Sophie Moshayedi’s spouse serves as co-trustee. Sophie Moshayedi has shared voting and dispositive power with respect to the shares held by the M. and S. Moshayedi Revocable Trust. Sophie Moshayedi has no power to vote or direct the vote or dispose or direct the disposition of any shares of common stock held by her spouse or the D. and N. Moshayedi Investment Trust, and Sophie Moshayedi expressly disclaims beneficial ownership of all of the shares of common stock held by her spouse and the D. and N. Moshayedi Investment Trust and the filing of this Schedule 13G/A shall not be construed as an admission that Sophie Moshayedi is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2004

Date:

/s/ Manouch Moshayedi

Manouch Moshayedi

/s/ Sophie Moshayedi

Sophie Moshayedi

M. AND S. MOSHAYEDI REVOCABLE TRUST, DATED 11/16/95

/s/ Manouch Moshayedi

Manouch Moshayedi, Co-Trustee

/s/ Sophie Moshayedi

Sophie Moshayedi, Co-Trustee

Page 7 of 8 pages

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G/A

The undersigned and each other person executing this joint filing agreement (the “Agreement’) agree as follows:

(1) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G/A to which this Exhibit is attached and such Schedule 13G/A is filed on behalf of the undersigned and each other person executing this Agreement; and

(2) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Date:	February 17, 2004	Signature:	/s/ Manouch Moshayedi

		Name:	Manouch Moshayedi

		Signature:	/s/ Sophie Moshayedi

		Name:	Sophie Moshayedi

M. AND S. MOSHAYEDI REVOCABLE TRUST, DATED 11/16/95

		Signature:	/s/ Manouch Moshayedi

		Name:	Manouch Moshayedi
		Title:	Co-Trustee

		Signature:	/s/ Sophie Moshayedi

		Name:	Sophie Moshayedi
		Title:	Co-Trustee

Page 8 of 8 pages